September 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Ms. Elisabeth M. Bentzinger

Re:    Angel Oak Funds Trust (File Nos. 333-197427 and 811-22980) (the “Registrant”)

Dear Ms. Bentzinger:

This letter responds to comments you conveyed to Joshua J. Hinderliter and Cheri A. Van Eperen via telephone on September 2, 2022, in connection with the Securities and Exchange Commission staff’s (the “Staff’s”) review of Post-Effective Amendment (“PEA”) No. 39 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 40 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on July 18, 2022. PEA No. 39 was made for the purpose of implementing changes to the name, principal investment strategy, and principal risks of Angel Oak Financials Income Impact Fund (formerly, Angel Oak Financials Income Fund) (the “Fund”), a series of the Registrant. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.
PROSPECTUS
1.Comment: Please update EDGAR to reflect the Fund’s new name.
Response: The Registrant will update EDGAR to reflect the Fund’s new name.
2.Comment: With respect to the Fund’s investment objective, please explain supplementally, how the shareholders will receive notice of the ESG change to its investment objective in accordance with the 60-day notice.
Response: The Registrant will not be changing its investment objective at this time. Accordingly, the prospectus will reflect the Fund’s existing investment objective, and no additional notice will be provided to shareholders.
3.Comment: Please bold the second sentence of the disclosure immediately preceding the fee table.
Response: The Fund will make this change in the prospectus.
4.Comment: The prospectus indicates that the Fund may invest in other investment companies. If acquired fund fees and expenses (“AFFE”) will exceed 1 basis point of the Fund’s net assets, please disclose these expenses in a separate line item in the fee table.
Response: The Registrant confirms that the Fund’s AFFE does not exceed 1 basis point of the Fund’s net assets. Accordingly, the Registrant has not included such expenses in a separate line item in the fee table.

5.Comment: The Staff notes that Fund’s Item 4 principal investment strategy disclosure is rather long. Please consider revising so that the more detailed discussion is provided in Item 9.
Response: The Registrant has reviewed the Fund’s Item 4 principal investment strategy disclosure in light of the Staff’s comment and has confirmed that the level of disclosure is appropriate.
6.Comment: Because the term “Impact” has been added to the Fund’s name, the Staff notes that this does suggest a type of investment and therefore the Fund must revise its 80% investment policy so that it invests at least 80% in financial institutions that meet the Fund’s ESG criteria. The Staff notes that the Fund will “principally invest” in such “Impact” investments, but this suggests less than 80% in the Staff’s opinion. Additionally, the Staff notes that when there is an ESG component to a fund’s principal investment strategy, it should be combined with the other applicable 80% components of that strategy. Explain supplementally, how shareholders will receive 60-days notice of the change in the Fund’s 80% investment policy as required by Rule 35d-1.
Response: The Fund is not aware of any relevant rules indicating that an 80% investment policy is required when a fund includes the term “impact” in its name. The Fund believes that “impact” refers to a strategy of the Fund (e.g., similar to funds that may invest in “growth” or “value” securities), rather than a type of investment that would be subject to Rule 35d-1 under the 1940 Act and any corresponding requirements to specifically define, or provide specific criteria, with respect to such investment. The Fund is also aware of other registered funds with the term “impact” in their names that have not adopted an 80% policy with respect to that term. The Fund further notes that in contrast to well-defined asset classes (such as equities and bonds) there is no commonly-accepted objective definition of what constitutes an “impact” investment, and a particular investment’s ESG impact occurs over time.
Accordingly, the Registrant respectfully declines the Staff’s request for the Fund to adopt a Rule 35d-1 policy with respect to the term “impact.” While the Fund will not adopt a Rule 35d-1 policy with respect to the term “impact,” the Fund is cognizant that pursuant to Section 35(d) of the 1940 Act the Fund’s name may not be materially deceptive or misleading and plans to implement the Fund’s investment strategy accordingly.
Furthermore, the Registrant is aware of the SEC’s proposed rule to amend Rule 35d-1 under the 1940 Act (SEC Rel. No. IC-34593 (May 25, 2022)). The Registrant will monitor developments relating to the proposal and will adopt an 80% investment policy pursuant to Rule 35d-1 if required by any final rule adopted by the SEC, prior to the compliance deadline for any such rule.
7.Comment: With respect to the disclosure, “...including the United Nations’ Sustainable Development Goals, the United Nations’ Principles for Responsible Investing, the Task Force on Climate-Related Financial Disclosures, the Carbon Disclosure Project, the Sustainable Accounting Standards Board and the Global Reporting Initiative.” - the Fund should briefly summarize each provider’s criteria or methodology, which could be done in the Item 9 disclosure. Also, please revise the disclosure to state if the Fund’s ESG criteria is applied to each of the Fund’s investments or just some of the investments.
Response: The Adviser has revised the relevant paragraph in the Item 9 Principal Investment Strategies disclosure as follows:
In evaluating whether each of the securities in which the Fund invests has positive aggregate ESG outcomes, the Adviser will use its own proprietary assessments of whether the investment provides measurable positive environmental, social and/or governance benefits and may also reference standards as set forth by recognized global organizations, including the United Nations’ Sustainable Development Goals (“SDGs”)~~,~~ (a collection of 17 interlinked global goals designed to be a shared blueprint for peace and prosperity for people and the planet, now and into the future); the United Nations’ Principles for Responsible Investing~~,~~ (which promotes, among other things, incorporation of ESG matters into investment and decision-making processes, incorporation of ESG issues into ownership policies and practices and appropriate disclosures on ESG matters); the Task Force on Climate-Related Financial Disclosures~~,~~ (which promotes an climate-focused disclosure framework based on governance, strategy, risk management and metrics and targets); the Carbon Disclosure Project~~, the~~ (which promotes climate-related disclosures that are, among other things, clear and understandable, objective and accurate, complete and verifiable, and comparable to best practice corporate disclosures); and the Sustainable Accounting Standards Board ~~and the Global Reporting Initiative~~(a disclosure framework that requires disclosures to be, among other things, complete, comparable, neutral and verifiable). For example, the Adviser may review publicly available data to assess a financial institution’s carbon emissions and its public pronouncements regarding any initiatives to reduce its ~~impact~~emissions. In addition, due diligence calls with senior executives are conducted to obtain responses to specific questions related to the environmental and social impact of financing activities such as loans for affordable housing initiatives or investments in municipal projects such as the construction of hospitals or schools. A combination of public data and management disclosures are used to evaluate the independence and diversity of board members and the senior management team to ensure alignment with strong governance practices.
Furthermore, the Registrant notes that the current disclosure states that “[i]n evaluating whether each of the securities in which the Fund invests has positive aggregate ESG outcomes, the Adviser will use its own proprietary assessments of whether the investment provides measurable positive environmental, social and/or governance benefits and may also reference standards as set forth by recognized global organizations, including the United Nations’ Sustainable Development Goals, the United Nations’ Principles for Responsible Investing, the Task Force on Climate-Related Financial Disclosures, the Carbon Disclosure Project, the Sustainable Accounting Standards Board and the Global Reporting Initiative” (emphasis added). Consistent with this disclosure certain of the Fund’s investments that are not “securities” (e.g., cash and derivative instruments) are not subjected to such evaluations.
8.Comment: Within the Item 9 principal investment strategy disclosure, please disclose if the Fund’s stated ESG impacts are prioritized over returns, treated the same as returns, or are secondary to returns.
Response: As described in the prospectus, in pursuing the Fund’s investment strategy, the Adviser seeks to identify investments with the most attractive risk/return profile from among the universe of potential investments that the Adviser believes have positive aggregate ESG outcomes. Consistent with this approach, the Fund does not expect to prioritize returns over the stated impact goals, or the stated impact goals over returns. Rather, the Fund generally views the goals of generating investment returns and seeking to achieve the stated impacts as complementary. Accordingly, the Registrant does not believe that any adjustments to the Fund’s Item 9 principal investment strategy disclosure are warranted. The Registrant further notes that the “ESG Impact Investing Risk” disclosure in both the Item 4 and Item 9 principal risks sections of the prospectus adequately addresses the interaction between the Fund’s pursuit of its impact strategy and of investment returns: “[t]he Fund’s ESG impact investment strategy limits the universe of investment opportunities available to the Fund and will affect the Fund’s exposure to certain issuers, regions and types of investments, which may result in the Fund forgoing opportunities to buy or sell certain securities when it might otherwise be advantageous to do so.

Adhering to the Fund’s ESG impact investment strategy may also affect the Fund’s performance relative to similar funds that do not seek to invest in companies based on their ESG impact.”
9.Comment: Please revise the existing disclosure to indicate if the Fund intends to measure and monitor whether it is achieving ESG related impacts and over what time period; this should include disclosure of the specific metrics or key performance indicators the Fund will use.
Response: The Adviser will add the following sentence to the end of the fourteenth paragraph in the Item 9 principal investment strategies section of the prospectus:
On a periodic, ongoing basis, the Adviser monitors the Fund’s portfolio by applying its proprietary assessment and evaluating the metrics and qualitative information described above to measure the ESG impact of the Fund’s investments.
10.Comment: Please disclose whether and where the Fund will disclose its progress on achieving its stated ESG impacts. If the Fund is not publicly disclosing this information, then supplementally explain why that is appropriate.
Response: The Registrant does not currently believe that it would be appropriate to publicly disclose its progress on achieving its stated ESG impact strategy as there is currently no established market practice of funds disclosing such information. In the future, the Registrant may elect to disclose such information.
11.Comment: When including or excluding issuers, please disclose with specificity the factors applied by any inclusionary or exclusionary screen, including any quantitative thresholds, for example revenue, or qualitative factors used to determine a company’s industry classifications or whether a company is engaged in a particular activity.
Response: The Registrant confirms that the Adviser does not apply inclusionary or exclusionary screens in selecting the Fund’s investments. Instead, as described in the prospectus, each security in which the Fund invests is evaluated with respect to whether it is expected to provide positive aggregate ESG outcomes, including, in certain cases, as a result of the Adviser’s engagement efforts over time.
12.Comment: Please explain supplementally how the Fund’s existing portfolio will change in connection with the new ESG strategy. For example, will certain investments be sold, will there be types of investments that the Fund has made that it will no longer make? Further, if the portfolio repositioning as a result of changes in the strategy will result in more portfolio turnover, please disclose this as a principal risk. If true, please also add disclosure that shareholders who purchased Fund shares may have adverse tax consequences due to the repositioning. Finally, in the SAI, please add disclosure anticipating variation in the turnover rate as required by Item 16(e).
Response: The Registrant has evaluated the Fund’s existing portfolio and has determined that it does not expect the portfolio composition to change materially in light of the changes to the Fund’s investment strategy. The Registrant notes that in a supplement to its prospectus dated November 6, 2019, the Fund announced that it had formally integrated consideration of ESG factors into its portfolio management process. In light of the foregoing, the Registrant has concluded that no further changes are necessary.
13.Comment: With respect to the Fund’s performance disclosure, please update to include the Fund’s year-to-date performance as of its most recently completed calendar quarter.
Response: The Fund will make this change in the prospectus.

14.Comment: The Staff notes that the Fund’s 80% investment policy in its Item 9 disclosure doesn’t match the 80% policy disclosed in the summary section. Please review and reconcile as applicable.
Response: The Registrant will revise the disclosure in Item 9 regarding the Fund’s 80% investment policy to align with the description of the Fund’s 80% investment policy in Item 4.
15.Comment: With respect to the disclosure, “which may include, but are not limited to, banks, thrifts, finance companies, business development companies (“BDCs”) that invest primarily in loans, commercial mortgage and residential mortgage real estate investment trusts (“REITs”), brokerage and advisory firms, insurance companies and financial holding companies.” - please review and consider moving this disclosure to the end of the second paragraph of the Item 9 strategy disclosure, which discusses concentration.
Response: The Registrant will move the disclosure cited by the Staff to from its current location in the principal investment strategies section in Item 9 to the end of the second paragraph in that section.
16.Comment: The Staff notes that the Fund’s Item 9 strategy disclosure states that the Fund may invest in closed-end investment companies and ETFs. If true, please add these to the Fund’s summary section strategy disclosure.
Response: While the Fund reserves the flexibility to invest in closed-end funds and ETFs in the future, it does not currently intend to invest materially in such issuers. Accordingly, the Registrant does not believe that adding disclosure regarding such issuers to the summary section of the prospectus is appropriate at this time. If in the future such investments are expected to constitute a material portion of the Fund’s investments, the Registrant will consider any appropriate revisions to the Fund’s disclosure at that time.
17.Comment: The Staff notes that the Fund’s Item 9 strategy disclosure states that the Fund may engage in active and frequent trading. Please either add this to the Fund’s summary section principal investment strategies or note that these are not part of the Fund’s principal investment strategy.
Response: In light of the Fund’s relatively low portfolio turnover rate in recent years, the Registrant has determined that this disclosure is no longer applicable to the Fund and will remove it from the prospectus.
18.Comment: If the Fund includes derivatives in its 80% investment policy, please disclose that such instruments will be valued on a mark-to-market basis for purposes of calculating in the 80% policy.
Response: The Registrant has revised the disclosure to reflect that the Fund may include derivatives instruments in calculating its 80% investment policy to the extent such derivatives instruments provide economic exposure similar to the instruments identified in the Fund’s 80% investment policy and that any such derivatives instruments will be valued on a mark-to-market basis for purposes of calculating the Fund’ 80% investment policy.
STATEMENT OF ADDITIONAL INFORMATION
19.Comment: With respect to the Fund’s fundamental investment policy pertaining to senior securities, please review the disclosure, “In particular, the SEC and its staff currently have interpreted the 1940 Act and developed an approach that allows a Fund to “cover” certain transactions that create leverage or enter into offsetting transactions to avoid causing such leveraged transactions to be deemed senior securities.” The staff notes that this disclosure may need to be revised in accordance with Rule 18f-4.
Response: The SAI has been updated in light of the compliance date for Rule 18f-4.
20.Comment: With respect to the Fund’s proxy voting policies, please disclose how the Fund will approach relevant ESG proxy voting issues for the issuers in which the Fund invests.
Response: The Registrant notes that the “Proxy Voting Policy” section of the SAI currently discloses that “[t]o the extent that the Trust’s policies do not cover potential voting issues with respect to proxies received by the Fund, the Fund has delegated to the Adviser the authority to act on its behalf to promote the Fund’s investment objective, subject to the provisions of the Trust’s policies regarding resolution of a conflict of interest with respect to the Adviser.” The Registrant respectfully believes that this disclosure clearly reflects that the Adviser considers proxy voting issues on a case-by-case basis in light of the Fund’s investment strategies and objective.
PART C
21.Comment: With respect to the Registrant’s Declaration of Trust, Section 2, please disclose somewhere in the prospectus the substance of this section. In particular, when shareholders can bring derivative actions, and that shareholders have to make demand upon the board in order to do so.
Response: The Registrant has considered the Staff’s comment in light of the Registrant’s Declaration of Trust and continues to examine relevant statutes and existing legal precedent, if any. As this comment is applicable not only to the Fund, but all the Registrant’s series, the Registrant wishes to avoid introducing disclosure of this nature for a single series that may conflict with existing disclosure relating to other series of the Registrant. Accordingly, the Registrant has determined that it would be more appropriate to revise certain aspects of the relevant disclosure for the Fund when each series of the Registrant undertakes the annual update to its Registration Statement in May of next year.
22.Comment: Please file a consent from Dechert LLP as part of the Fund’s 485(b) filing, as the firm is named in this filing.
Response: The Registrant undertakes that it will file a consent from Dechert LLP as part of the filing pursuant to Rule 485(b).
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Should you have any questions or comments, please contact me at 202.261.3392 or matthew.barsamian@dechert.com.
Sincerely,
/s/ Matthew E. Barsamian
Matthew E. Barsamian